Exhibit 99.1

Ayr Wellness Opens 44th Florida Dispensary in Pinellas Park

MIAMI, January 13, 2022 - Ayr Wellness (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced the opening of its newest dispensary in Pinellas Park Florida, its 44th in the state.

“We are thrilled with our progress to date in Florida, a market where we see tremendous upside and growth potential. With 44 stores now open, at least 21 additional stores expected in prime locations in 2022, and significant improvements to our cultivation and production operations driving increased quality and volume, Florida promises to be a significant driver to growth and shareholder value in quarters and years to come,” said Jon Sandelman, Founder, Chairman and CEO of Ayr Wellness.

The new dispensary will occupy over 2,700 square feet of prime retail space on one of the most heavily traveled routes in Pinellas County, population over 900,000, according to the U.S. Census Bureau. The store will have six points of sale and feature Ayr’s leading portfolio of premium offerings including Origyn Extracts, Secret Orchard Sun Gems and fruit-forward vapes, Big Pete’s Cookies, and a selection of high-quality flower, including whole flower and pre-rolls.

In February 2021, Ayr purchased Florida-based Liberty Health Sciences (“LHS” or “Liberty”), which included 31 dispensaries across the state. Since then, the Company has opened 13 additional locations – bringing the current total to 44 stores.

Earlier this year, Ayr relocated its U.S. headquarters from New York City to Miami, underscoring the Company’s commitment to the region. With ~658,000 enrolled patients, Florida’s cannabis market ranks third in the nation by total cannabis sales, per BDSA, and generated over $1.23 billion in medical cannabis revenue in 2020. BDSA forecasts Florida’s cannabis market will rake in $2.6 billion by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com